

September 19, 2013

Via E-mail
Glenn S. Welch
Chief Executive Officer and President
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

   **Re: Hampden Bancorp, Inc.**
     **Preliminary Proxy Statement on Schedule 14A**
     **Filed September 13, 2013**
     **File No. 1-33144**

Dear Mr. Welch:

  We have reviewed the above-captioned filing, and have the following comments.  In some of our comments, we may ask to be provided with information so that we may better understand the disclosure.

  Please respond to this letter by amending your filing or by providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

Voting Procedures and Method of Counting Votes, page 2

1.  We noticed the statement on page 4 that indicated in the event there are insufficient votes "to approve or ratify any matter being presented, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies."  Unless Hampden expressly seeks proxy authority to vote in favor of a proposal seeking to adjourn the meeting for the cited purpose, it appears as though Hampden purports to improperly use the discretionary authority which it otherwise has been granted under Rule 14a-4(c).  Please revise the form of proxy to include a proposal that expressly requests authority to vote on such a proposal, or advise.

Solicitation of Proxies, page 4

2.  The disclosure provided in the preliminary proxy statement requires security holders to deduce the aggregate amount of money spent on this proxy solicitation.  While Hampden may lawfully itemize the dollar amounts expended, it remains obligated to specify the aggregate dollar amounts spent in furtherance of or in connection with the proxy solicitation.  Revise to express the total amount of money estimated to be spent regarding the proxy

solicitation as well as the total amount of money estimated to be spent to date. See Item 4(b)(4) and Instruction1 thereto.

Proposal 1 – Election of Directors

3. We noticed the statement that Hampden has no reason to believe that any nominee will be unable or unwilling to serve as a director. Revise to indicate whether or not each of the director nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(4).

Biographical Information, page 6

4. We noticed that Mr. Burton purportedly stopped serving as the CEO of Hampden at the end of December 2012. Revise to state his current employment and position or otherwise clarify his employment status. Refer to Item 7 of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

Contested Election, page 9

5. We noticed the reference to the "SEC rules and regulations" that impliedly would permit persons to submit candidates to Hampden for consideration as director nominees. Please revise to state the exact rule or regulation that would permit a director candidate to be so nominated and submitted, or revise to delete the reference.

Information Regarding Transactions in Hampden Bancorp Securities by Participants - Annex A

6. Please confirm that no purchases of Hampden common stock took place within the past year given the absence of a transaction description code number that corresponds to such purchases. To the extent that no such purchases existed, please delete the reference to the table providing a history of "purchases" that currently exists in the introductory paragraph.

Form of Proxy

7. Revise to indicate affirmatively that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

8. Revise to explain, modify in accordance with our initial comment or delete what appears to be a sixth proposal on the form of proxy. To the extent that such an entry on the form of proxy continues to exist in a revised filing, please make conforming changes to the voter instruction form that follows the form of proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from Hampden, on behalf of each of the participants, acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the above-captioned filings.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions

cc: Via Email
Robert Mark Chamberlin, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.